PRESS RELEASE

FOR IMMEDIATE RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc.

Reports First Quarter Results and Business Update

Laval, Québec, CANADA – October 12th, 2007 – Neptune Technologies & Bioressources Inc. (Neptune) (NASDAQ.NEPT - TSX.V.NTB), «Neptune» today announced its results for the first quarter ended August 31st, 2007.

Neptune’s Highlights:

-

First Quarter ended August 31, 2007:

•

Sales increased by 34% to $2,085,000 compared to $1,552,000, for the first quarter of the fiscal year ended May 31st, 2007.

•

EBITDA increased by 10% to $332,000 compared to $303,000 for the first quarter of the fiscal year ended May 31st, 2007.

•

Excluding non-monetary stock-based compensation expenses for both years, Neptune would have realized earnings of $22,000 instead of a loss of $1,051,000 for the first quarter of the fiscal year ended May 31st, 2008 compared to earnings of $48,000 instead of a loss of $286,000 for the same period of last year.

“Neptune continues its worldwide commercialization efforts which translates into great sales progress which generates sufficient cash flow to finance our normal business operations growth”, stated Mr. André Godin, Vice President, Administration and Finance.

Business Update:

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. In accordance with its plan, Neptune has signed agreements with Nestlé and Yoplait paving its entrance in the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering into the pharmaceutical market by licensing rights is an ongoing and top priority for Neptune.

Neptune announces a corporate reorganization following recent progress in strategic and business development. Dr. Tina Sampalis has been promoted to Chief Scientific Officer and Thierry Houillon, V.P. Business Development, Functional Food, will take over all nutraceutical business activities as V.P. Nutraceutical, since Neptune did not renew the contract of its V.P. Sales and Marketing, Donald Allard.

Neptune is also pleased to announce that Toni Rinow, Ph.D., MBA, has joined the team. She will be responsible for Investors Relations and Corporate Development. “Dr. Rinow, former Senior V.P., Fonds de Solidarité, will be an important asset to the company because of her experience in the capital markets, especially with life science companies. We believe that, because of her knowledge, reputation and networking contacts, Dr. Rinow will be able to bring market value recognition to Neptune,” stated Mr. Henri Harland, President and Chief Executive Officer.

Neptune would also like to inform its shareholders that since its shares are listed on NASDAQ, it will be filing its quarterly and annual results respectively, not more than 45 days and 90 days after the applicable period as compared to not more than 60 and 120 days previously.

About Neptune Technologies & Bioressources, Inc.

Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the health and wellness market.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

NASDAQ and TSX venture exchange does not accept responsibility for the adequacy or accuracy of this press release.

US Contact :	Canada Contact :	Company Contact :
ROI Group LLC John Tsemberides 212.495.0743 john@roiny.com www.roiny.com	The Howard Group Inc. Grant Howard 888.221.0915 info@howardgroupinc.com www.howardgroupinc.com	Neptune Technologies & Bioressources Inc. André Godin V-P, Administration and Finance a.godin@neptunebiotech..com www.neptunebiotech.com

# # #

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission.